Exhibit 99.1

PRIMERO ANNOUNCES APPOINTMENT OF RENAUD ADAMS AS COO

Toronto, Ontario, October 11, 2011 - Primero Mining Corp. ("Primero" or the "Company") (TSX:P) (NYSE:PPP) is pleased to announce the appointment of Renaud Adams as Chief Operating Officer, effective October 15, 2011.

Mr. Adams is an accomplished mining industry leader who was most recently a Senior Vice-President at a leading international gold producer. In this role, Mr. Adams oversaw three operating mines producing approximately four hundred thousand ounces of gold and five million kilograms of niobium annually.

Mr. Adams was previously General Manager of the Rosebel Gold Mine in Suriname from 2007 to 2010. From 2000 to 2007, Mr. Adams was General Manager of the El Toqui Mine in Chile and then the El Mochito Mine in Honduras, both unionized, underground, 1,600 to 2,000 tonne per day operations.

After a long and successful career in the mining industry, Eduardo Luna, Executive Vice President and President, Mexico has announced his retirement effective November 30, 2011. Mr. Luna was instrumental in Primero's successful acquisition and integration of the San Dimas mine and will remain as a valued member of the Company's board of directors. Mr. Luna will also remain as a corporate advisor to the Company following his retirement.

"Eduardo played a key role in the formation of Primero," said Joseph F. Conway, President & C.E.O. "Senior management and the Board of Directors would like to thank Eduardo for his valuable contribution to the Company and wish him well in his retirement. At the same time we are delighted to welcome an industry leader of Renaud's calibre to our senior leadership team. Renaud has an exceptional track record and significant operating experience in the Americas. We're confident that under his leadership our operations will develop and expand, generating superior value for our shareholders, employees and local communities, while maintaining the highest standards of safety and corporate responsibility."

About Primero

Primero Mining Corp. is a Canadian-based precious metals producer that owns 100% of the San Dimas gold-silver mine in Mexico. Primero offers immediate exposure to un-hedged, low cash cost gold production with a substantial resource base in a politically stable jurisdiction. The Company intends to become an intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas.

Primero's website is www.primeromining.com.

For further information, please contact:

Tamara Brown
VP, Investor Relations
Tel: (416) 814 3168
tbrown@primeromining.com